UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

October 22, 2026

Date of Report (Date of earliest event reported)

Naqi Logix Inc.

(Exact name of issuer as specified in its charter)

British Columbia, Canada	98-1620944
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Park Royal, Suite 200
West Vancouver, BC V7T 1A2

(Full mailing address of principal executive offices)

(888) 627-4564

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Change in Agreement of Certain Officers

Change of Agreements for Sandeep Arya, Chief Business Officer and Dave Segal, Chief Innovation Officer

Effective October 15, 2026, the employment agreements for both Sandeep Arya, Chief Business Officer and Dave Segal, Chief Innovation Officer have been changed to consulting agreements that have been approved by Board of Directors of Naqi Logix Inc. (the “Company”). The consideration for the services provided to the Company by Mr. Arya, he will receive a monthly fee of $24,585 and for the services provided to the Company by Mr. Segal, he will receive a monthly fee of $14,583.

Copies of the Contractor Agreement been filed as Exhibits 99.1 and 99.2 respectively, to this Current Report on Form 1-U.

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Exhibit Index

Exhibit No.	Description
99.1	Contractor Agreement between Naqi Logix Inc. and Sandeep Arya
99.2	Contractor Agreement between Naqi Logix and Dave Segal

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAQI LOGIX INC.

By:	/s/ Bal Bhullar
Name:	Bal Bhullar
Title:	Chief Financial Officer

Date:	October 22, 2026

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